Tandy Brands Accessories, Inc.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011
September 16, 2008
VIA FACSIMILE (202) 772-9203 AND U.S. MAIL
Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Re:	Responses to Comments Received from the Staff of the Commission with respect to Preliminary Proxy Statement on Schedule 14A of Tandy Brands Accessories, Inc. Filed September 10, 2008 (File No. 000-18927)
Dear Mr. Duchovny:
This letter sets forth the responses of Tandy Brands Accessories, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2008 (the “Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”).
For the convenience of the Staff, we have set forth below, in bold face type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.
Preliminary Proxy Statement
Cover page
1.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
Response: The Company will revise the cover page of the Proxy Statement and the form of proxy to clearly identify it as being preliminary.

General Information, page 1
2.	Please revise your disclosure in the response to “Who pays for this proxy solicitation?” to state that each of your directors and executive officers is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Also apply this comment to similar “may be deemed” language appearing in pages A-1 and A-2.
Response: The Company will revise the disclosure in the response to “Who pays for this proxy solicitation?” to state that each of its directors and executive officers is a participant in the solicitation. The Company will make the same revisions where required in the Appendix to the Proxy Statement.
3.	We note that proxies may be solicited “in person, by mail, by telephone, by email, by facsimile, by telegram or other means of communication” (emphasis added). Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via Internet chat rooms or postings on web sites.
Response: The Company will revise the disclosure to read: “Proxies may be solicited in person, by mail, by telephone, by email, by facsimile, by telegram, through press releases issued by our Company or through postings on our website.”
The Company will not solicit proxies via Internet chat rooms.
Appendix A
4.	With respect to your disclosure in this section under the heading “Information Regarding Transactions in Our Company’s Securities by Participants,” please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers. Also apply this comment to the section titled “Miscellaneous Information Regarding Participants.”
Response: The Company will delete the knowledge qualifiers set forth under the headings “Information Regarding Transactions in Our Company’s Securities by Participants” and “Miscellaneous Information Regarding Participants.”

Proposal One, page 5
5.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note the last sentence on page 5 in which you highlight that your nominees “will better serve the interests of ALL of [your] stockholders” implying that the insurgent’s nominees will not do so, thus not fulfilling their fiduciary duties.
Response: The Company will delete the word “ALL” in the appropriate narrative.
The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing or require further information or clarification, please contact me at (817)
265-4113.
Very truly yours,
/s/ M.C. (“Craig”) Mackey
M.C. (“Craig”) Mackey

cc:	J.S.B. Jenkins
Christopher D. Williams, Esq.
Jennifer S. Messer, Esq.
Paul Schulman
Dallas_1\5270326\2
13118-172 9/15/2008